December 13, 2018

Dear Board Members,

Please except this correspondence as my official resignation from the Board of Directors of PetVivo Holdings, Inc. It is sad that the actions over the last three months and lack of direction demonstrated by the Board have brought me to this decision. I still have a passion for the "Kush" product and can only hope that it reaches the public someday.

Regards,

Wesley C. Hayne
7600 East Sedalia Trail
Prescott Valley, AZ 86315